UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Chijet Motor Company, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G4465R 103

(CUSIP Number)

June 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4465R 103

1.	Names of Reporting Persons Hong Kong YeDa International Holdings Co., Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 15,401,367(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 15,401,367 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,401,367 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 9.58% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Consists of 15,401,367 ordinary shares, par value $0.0001 (“Ordinary Shares”) of Chijet Motor Company, Inc. held by Hong Kong YeDa International Holdings Co., Limited (“HK YeDa”), a Reporting Person. Yantai YeDa Economic Development Group Limited (“Yantai YeDa”), a Reporting Person, is the sole shareholder of HK YeDa and as such has the voting and investment discretion over securities held by HK YeDa.

(2) Percentage based on 160,707,172 outstanding Ordinary Shares as of June 30, 2023, as set forth on the Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023, furnished as Exhibit 99.2 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 4, 2023.

CUSIP No. G4465R 103

1.	Names of Reporting Persons Yantai YeDa Economic Development Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 15,401,367(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 15,401,367 (3)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,401,367 (3)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 9.58% (3)(4)
12.	Type of Reporting Person (See Instructions) OO

(1) The shares reported above are held by HK YeDa. Yantai YeDa is the sole shareholder of HK YeDa and as such has the voting and investment discretion over securities held by HK YeDa. Yantai YeDa is a state-owned investment and financing company owned by the State-own Assets Supervision and Administration Bureau of Yantai Economic and Technological Development Zone and Shandong Provincial Department of Finance.

(2) Percentage based on 160,707,172 outstanding Ordinary Shares as of June 30, 2023, as set forth on the Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023, furnished as Exhibit 99.2 to the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on December 4, 2023.

Item 1(a).	Name of Issuer

Chijet Motor Company, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

No. 8, Beijing South Road Economic & Technological Development Zone, Yantai, Shandong, CN-37 264006, People’s Republic of China.

Item 2(a).	Names of Persons Filing

This Schedule 13G is filed jointly by:

Hong Kong YeDa International Holdings Co., Limited (“HK YeDa”)

Yantai YeDa Economic Development Group Limited (Yantai YeDa”)

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o Hong Kong YeDa International Holdings Co., Limited, Rooms 1318-19, Hollywood Plaza,610, Nathan Road, Mongkok, Kowloon, Hong Kong

Item 2(c).	Citizenship

HK YeDa is a limited liability company formed in Hong Kong.

Yantai Yeda is a limited liability company formed in the People’s Republic of China.

Item 2(d).	Title of Class of Securities

Ordinary shares, $0.0001 par value per share (“Ordinary Shares”) of the Issuer.

Item 2(e).	CUSIP Number

G4465R 103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.
☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.
☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	(d) Investment company registered under Section 8 of the Investment Company Act.
☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2024

Hong Kong YeDa International Holdings Co., Limited

By:	/s/ Zhidong Pan
Name:	Zhidong Pan
Title:	Director

Yantai YeDa Economic Development Group Limited

By:	/s/ Zhidong Pan
Name:	Zhidong Pan
Title:	Authorized Officer

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the February 16, 2024.

DATE: February 16, 2024

Hong Kong YeDa International Holdings Co., Limited

By:	/s/ Zhidong Pan
Name:	Zhidong Pan
Title:	Director

Yantai YeDa Economic Development Group Limited

By:	/s/ Zhidong Pan
Name:	Zhidong Pan
Title:	Authorized Officer